December 13, 2024

Yang Hu
Chief Financial Officer
Yalla Group Limited
#234, Building 16
Dubai Internet City
PO BOX 501913
Dubai, United Arab Emirates

       Re: Yalla Group Limited
           Form 20-F for the Period Ended December 31, 2023
           File No. 001-39552
Dear Yang Hu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Period Ended December 31, 2023
Conventions that Apply to this Annual Report on Form 20-F, page 1

1.     We note from your disclosure on page 1 that you exclude Hong Kong and
Macau
       from your definition of    PRC    or    China    for the purpose of your
annual report. In
       future filings, please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having
       operations in the People   s Republic of China (PRC) also apply to
operations in Hong
       Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from
       PRC law and describe any risks and consequences to the company associated with those laws.
 December 13, 2024
Page 2

Part I.
Item 3. Key Information, page 3

2. In future filings, at the onset of Part I please disclose prominently that you are not a
       Chinese operating company but a Cayman Islands holding company with subsidiaries based in China.
3. We note your discussion of legal and operational risks on page 3 in Part I, Item 3.
       Please expand your discussion in future filings to clearly disclose these risks could cause the value of your securities to significantly decline or become worthless and
       address how recent statements and regulatory actions by China   s
government, such as
       those related to data security or anti-monopoly concerns, have or may impact the
       company   s ability to conduct its business, accept foreign investments, or list on a U.S.
       or other foreign exchange.
4. In future filings, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and the subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
5. In future filings, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 4

6. In future filings, in your risk factor summary please disclose the risks that your corporate structure and having significant operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in Risk Factors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment
 December 13, 2024
Page 3

       in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investor and cause the value of such securities to significantly decline or be worthless.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please add risk factor disclosure in
       future filings to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
8.     We note your disclosure on page 27 that certain of your directors and executive
       officers reside within China, and a portion of your assets and the assets of those persons are located within China. In future filings, please identify any directors, officers, or members of senior management located in the PRC/Hong Kong.
       Additionally, please include a separate    Enforceability    section
that addresses
       whether or not investors may bring actions under the civil liability provisions of the
       U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.
Consolidated Financial Statements
Note 11. Income Tax, page F-26

9. We note "[b]ased on a review of surrounding facts and circumstances, the Group does not believe that it is more likely than not that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes." Please explain to us and disclose:
           these facts and circumstances considered by management;
           whether or not this issue has been considered by the PRC taxing authority; and
           the financial ramifications if the Company were to be considered a resident enterprise for PRC tax purposes.
       Please provide us with the disclosure you will make in future filings.
10. Please discuss here and in MD&A the circumstances that resulted in the increase in deferred tax assets in 2023. Describe what is creating the increase in net operating loss carry forwards, including the impact of pricing of any intercompany transactions.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 13, 2024
Page 4

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology